NATIONAL BANK OF CANADA

02 DEC 10 AM 12:16

82-3764

For immediate release

The National Bank announces its results for the fourth quarter and fiscal 2002

- ***Strong income growth in Personal Banking and Wealth Management and in Commercial Banking***
- ***Excellent credit quality***
- ***Dividend increase of 8%***

SUPPL

Press Release

02060630

	For the quarter ended October 31		
	2002	**2001**	**%**
Income before goodwill charges			
Personal Banking and Wealth Management	55	51	+8
Commercial Banking	31	28	+11
Financial Markets, Treasury and Investment Banking	48	54	-11
Other	1	14	
Reported	135	147	-8
Adjustments, after income taxes			
Gain on sale of operations	–	(47)	
Decrease in value of investments	1	–	
Write-off of fixed assets	6	–	
Discontinued operations	4	16	
Adjusted income	**146**	**116**	**+26**
Earnings per share before goodwill charges			
Reported	$ 0.71	$ 0.73	
After adjustments	$ 0.77	$0.56	
Return on common shareholders' equity			
Reported	14.5%	15.4%	
After adjustments	15.7%	11.9%	

See "Reconciliation of reported net income to adjusted net income" in appendix.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

MONTREAL, December 5, 2002 – National Bank of Canada declared income before goodwill charges of $135 million or 71 cents per share for the fourth quarter ended October 31, 2002, compared to $147 million or 73 cents per share for the corresponding quarter of 2001. In the fourth quarter of 2001, the Bank sold its merchant payment solutions, thereby generating a gain (taxable equivalent basis) of $76 million ($47 million after income taxes). Excluding this item, as well as discontinued opera-

dlw 4/20

Public Relations Department
National Bank of Canada
600, rue de La Gauchetière Ouest
8th Floor
Montreal, Quebec H3B 4L2

tions in each quarter of 2001 and 2002 and certain other adjustments described in the above table of fourth quarter results, income totalled $146 million in the fourth quarter of 2002, up 26% from the corresponding quarter of 2001.

Return on common shareholders' equity, once adjusted, rose to 15.7% in the fourth quarter of 2002 versus 11.9% for the same period last year.

This increase in adjusted quarterly income was attributable to the $45 million decrease in the provision for credit losses ($28 million after income taxes) as well as the higher adjusted income(1) in Personal Banking and Wealth Management (+22%) and Commercial Banking (+11%).

Moreover, the Board of Directors of the Bank approved an increase in dividends of 8%, or 2 cents per share, thereby raising the quarterly dividend to 26 cents per share.

Fiscal 2002

For fiscal 2002, income before goodwill charges amounted to $429 million or $2.18 per share compared to $582 million or $2.88 per share in 2001. Taking into account the one-time adjustments described below, adjusted income stood at $555 million in 2002, or 96% of adjusted income in 2001. Adjusted earnings per share of $2.86 in 2002 are comparable to the adjusted earnings per share of $2.87 in 2001. Taking the adjustments into account, return on common shareholders' equity was 14.7% in 2002 as against 15.9% in 2001.

	2002	**2001**	**%**
Reported income before goodwill charges	**429**	**582**	**-26**
Adjustments, after income taxes			
Gain on sale of operations	–	(47)	
Decrease in value of investments	113	–	
Write-off of fixed assets	6	–	
Revised estimate of allowance	118	–	
Discontinued operations	(111)	45	
Adjusted income	**555**	**580**	**-4**
Earnings per share before goodwill charges			
Reported	$ 2.18	$2.88	
After adjustments	$2.86	$2.87	
Return on common shareholders' equity			
Reported	11.3%	16.0%	
After adjustments	14.7%	15.9%	

See "Reconciliation of reported net income to adjusted net income" in appendix.

In addition, the total return to shareholders was 25% in fiscal 2002 while the S&P/TSX index for banks and trusts rose only 4% for the same period.

As at October 31, 2002, the quality of credit was still excellent as demonstrated by the level of the allowance for credit losses which exceeded gross impaired loans by $159 million compared to a $124 million surplus in the allowance for credit losses as at July 31, 2002 and a net balance of impaired loans of $91 million a year earlier.

(1) Adjusted income for Personal Banking and Wealth Management excludes the decline in the value of investments and the write-off of fixed assets totalling $7 million, after income taxes.

Réal Raymond, President and Chief Executive Officer, stated that the Bank's performance was satisfactory in light of the difficult economic environment. In fact, while results for fiscal 2002 fell short of expectations, they nevertheless compared favourably with those of the banking industry. According to Mr. Raymond, "The relevance of the strategies pursued by the Bank to achieve its business plan is confirmed by these generally satisfactory results. In the past year, we adopted concrete measures to respect our commitment of focusing on high-potential markets in addition to substantially improving the quality of our lending portfolio."

Business Development

In the fourth quarter, the Bank took specific action to continue its expansion and strengthen its position in certain strategic markets.

The Bank recently signed an important agreement with Investors Group, Great-West Life and London Life for the distribution of its banking products and services. These three firms, all industry leaders in their respective markets, serve a total of 3.2 million clients through more than 7,000 advisors across the country. Mr. Raymond pointed out that this partnership "gives us access to the largest network of financial advisors in Canada and supports our plans to broaden our reach geographically."

In the Wealth Management sub-segment, the Bank continued to ensure the smooth integration of mutual fund manager and distributor Altamira. Special teams were also formed to take advantage of all the business opportunities arising from this important transaction, which was finalized in August.

In a move to expand its product offering, the Bank launched the Strategic Yield Class fund, a new fund geared to businesses and wealthy individuals. This fund offers the security and liquidity of a short-term investment while generating income that receives advantageous tax treatment. In addition, the Bank has continued to support the development of small and medium-sized businesses by offering them two new business solutions: the Foreign Currency product that allows exchange rates to be reserved online, and software co-developed with Opendesk, with which the Bank has signed a partnership agreement and which provides access to a host of leading-edge management applications.

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations**.

Conference call on results for the fourth quarter and fiscal 2002

- A conference call for financial analysts will be held on **December 5, 2002 at 2 p.m. Eastern time.**
- Access by telephone: **1-800-273-9672 or (416) 695-5806**
- The conference call will be webcast live via Internet at **www.nbc.ca/investorrelations**
- The press release, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call:

- A recording of the conference call can be heard until December 12, 2002 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1307480.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations**.

Management's analysis of the financial condition and operating results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited interim consolidated financial statements for the fourth quarter and for the fiscal year ended October 31, 2002. Revenues are presented on a taxable equivalent basis, which means that they have been grossed up in order to bring tax-exempt income earned on certain securities in line with income earned on other financial instruments. An equivalent amount has been added to income taxes. In addition, for analysis purposes, an adjusted income is presented which excludes items that, in management's opinion, should not be taken into account when analyzing the Bank's performance. The adjusted income is not based on Canadian generally accepted accounting principles (GAAP) and may not be comparable to another company's adjusted income. A reconciliation of reported net income to adjusted net income is appended.

Strategic Objectives

At the beginning of the year, the National Bank set strategic objectives for itself for fiscal 2002. The results obtained include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter, but exclude the impairment charge for an investment:

	Objectives	2002 Results
Growth in earnings per share		
Reported*	4% - 6%	-3%
Adjusted**		stable
Return on common shareholders' equity		
Reported*	15% - 17%	14.3%
Adjusted**		14.7%
Adjusted efficiency ratio**	61% en 2003	62.4%
Tier 1 capital ratio	7.75% - 8.75%	9.6%

* Excluding the impairment charge for an investment

** See Reconciliation of reported net income to adjusted net income in appendix

Operating Results

Income for the fourth quarter of 2002, before goodwill charges, totalled $135 million or 71 cents per share compared to $147 million or 73 cents per share for the corresponding quarter of 2001. Adjusted income for the fourth quarter of 2002 amounted to $146 million or 77 cents per share, up 26% from the $116 million or 56 cents per share for the same period in 2001.

For fiscal 2002, income before goodwill charges was $429 million or $2.18 per share as against $582 million or $2.88 per share in 2001. As presented in the appendix, income adjusted for one-time events in 2002 would be $555 million or $2.86 per share compared to an adjusted income of $580 million or $2.87 per share in 2001.

The 4% decline in adjusted income was mainly attributable to an increase in this year's provision for credit losses. The rise in loan losses was partially offset by the strong performance of Financial Markets, Treasury and Investment Banking while the other lines of business posted relatively stable results in 2002 compared to 2001. The smaller difference in adjusted earnings per share ($2.86 in 2002, $2.87 in 2001) was primarily due to the repurchase of 9.5 million common shares under the normal course issuer bid, which was completed in October.

The adjusted return on common shareholders' equity went from 15.9% in 2001 to 14.7% in 2002 as a result of the decrease in income on the one hand and the increase in average common shareholders' equity on the other.

Results by Segment

The revenues of each line of business are presented on a taxable equivalent basis. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal Banking and Wealth Management

Personal Banking and Wealth Management posted earnings of $55 million for the fourth quarter of 2002, up 8% from $51 million for the corresponding period in 2001. During the quarter, a $2 million impairment charge was recorded for the mutual funds held by the Bank. In addition, deferred charges and fixed assets totalling $9 million were written off for e-commerce activities. Excluding these charges, earnings for the sector would have been $62 million, for an increase of 22%.

Earnings for the Personal Banking sub-segment, excluding the write-off of deferred charges and fixed assets, rose 16% to $51 million in the fourth quarter of 2002 compared to $44 million in the corresponding quarter of 2001. Insurance activities generated almost half of the growth, with Card Services and branch banking operations responsible for the remainder.

During the fourth quarter, earnings for the Wealth Management sub-segment grew by 50% over the corresponding period of 2001 to reach $11 million (excluding the decline in the value of mutual funds). The addition of Altamira since the middle of August and earnings from trust activities accounted for most of the increase, while the contribution of Individual Investor Services at National Bank Financial was more modest during the fourth quarter because of lower transaction volumes.

For fiscal 2002, Personal Banking and Wealth Management posted total earnings of $246 million as against $244 million in 2001. Excluding the adjustments in the last quarter of 2002, the sector's earnings totalled $253 million, up 4% over the previous fiscal year. The 10% growth in personal banking operations (excluding the write-off of certain assets) was partially offset by the underperformance of Wealth Management which was primarily caused by the decline in income from brokerage activities.

Revenues for Personal Banking and Wealth Management were $494 million for the fourth quarter of 2002 compared to $474 million for the corresponding period in 2001, for an increase of 4%. For fiscal 2002, revenues totalled $1,934 million as against $1,911 million in the previous year. The decline in revenues at Individual Investor Services of National Bank Financial was offset by an increase in revenues from insurance activities and the addition, during the fourth quarter, of $16 million in revenues from Altamira. The sector's operating expenses were $383 million for the fourth quarter of 2002 compared to $365 million for the same quarter of 2001. Operating expenses for the year went from $1,420 million in 2001 to $1,452 million in 2002. If the $9 million write-off of deferred charges and fixed assets in the fourth quarter is excluded, operating expenses for the year would have risen by less than 2%. The efficiency ratio, excluding non-recurring items, remained relatively stable at 74.5% as against 74.3% in 2001. Expected losses for fiscal 2002 totalled $97 million, or essentially the same as the $98 million recorded last year.

Commercial Banking

Commercial Banking posted fourth-quarter earnings of $31 million, for an 11% increase over the $28 million recorded for the corresponding period in 2001. The growth in earnings was attributable to the $6 million or 23% decline in expected loan losses, which reflected the decrease in volumes and the improvement in the quality of business loans. Operating expenses were $37 million for the fourth quarter of 2002, down $3 million or almost 8% compared to the same period in 2001. Revenues for the quarter declined approximately 5% to $106 million as against $111 million for the corresponding quarter of 2001, due to lower loan volumes resulting from weaker demand.

For fiscal 2002, earnings for Commercial Banking were $119 million, or relatively unchanged from 2001. Revenues totalled $425 million, down less than 2% chiefly attributable to net interest income which was affected by the $400 million decline in loan volumes and which was partially offset by a slightly wider spread. Operating expenses stood at $153 million, or almost the same level as in the previous year. Expected loan losses fell by 6% from $88 million in 2001 to $83 million this year.

Financial Markets, Treasury and Investment Banking

Financial Markets, Treasury and Investment Banking recorded fourth-quarter earnings of $48 million for an 11% decline from the $54 million posted in the corresponding quarter of 2001. Revenues for the quarter totalled $207 million, for an increase of $13 million or 7%, chiefly because of the additional $26 million in income from Putnam Lovell NBF, which was acquired in June. However, lower trading income was partially offset by income from asset and liability management. Operating expenses for the quarter were $124 million, up $28 million primarily owing to the inclusion of Putnam Lovell's expenses.

For fiscal 2002, Financial Markets, Treasury and Investment Banking turned in a strong performance, earning income of $250 million for a 23% year-over-year increase. At $861 million, revenues rose 17% particularly because of asset and liability matching operations and revenues from National Bank Financial's institutional operations, including Putnam Lovell. Operating expenses for the year were $431 million, for a $65 million increase over fiscal 2001. Close to 60% of this increase was attributable to operating expenses at Putnam Lovell. Expected loan losses for the segment remained stable at $31 million in 2002 versus $32 million in 2001.

Other

In addition to securitized operations, revenues from the "Other" heading included a gain of $76 million on the sale of merchant payment solutions in 2001, while in 2002 revenues were reduced by a $137 million write-down of an investment. The provision for credit losses for the "Other" heading included the difference between expected losses charged to operating segments and actual loan losses incurred. The $292 million difference in the provision for 2002 compared to 2001 arose primarily from the revision of the estimated allowance of $185 million recorded in the first quarter, the $120 million loss on a telecommunications sector loan and the $30 million reversal of the general allowance for credit risk. Discontinued operations showed a net gain of $111 million further to the sale of asset-based lending operations in the United States. In 2001, commercial operations in the United States had posted a loss of $45 million.

Revenues

Net interest income on a taxable equivalent basis totalled $368 million in the fourth quarter of 2002, up 8% over the $340 million recorded in the corresponding quarter of 2001. For fiscal 2002, net interest income rose $84 million or 6% to $1,473 million. The increase in net interest income was chiefly attributable to asset and liability matching and, to a lesser extent, the spread on credit card advances owing to the decline in financing costs. However, narrower spreads on transaction deposits, as a result of lower rates, were offset by higher deposit volumes and wider spreads on loans to individuals and small businesses.

Other income for the quarter amounted to $447 million as against $535 million in the fourth quarter of 2001, when the Bank realized a $76 million gain on the sale of its merchant payment solutions. Excluding the gain in 2001 and the impairment charge on investments in the fourth quarter of 2002, the $10 million drop in other income was attributable to the slowdown in trading activities, lower retail brokerage revenues and loss of income following the sale of merchant payment solutions. These declines were, however, reduced by the addition of income from Putnam Lovell and Altamira.

Other income for fiscal 2002 reached $1,641 million compared to $1,858 million in 2001. Not including special items (impairment charge on investments in 2002 and gain on the sale of operations in 2001), other income remained relatively stable at $1,780 versus $1,782 in 2001. Other income was up because of the acquisition of Putnam Lovell and Altamira, the rise in insurance income and the strong performance of institutional operations at National Bank Financial. However, these increases were completely offset by the sale of merchant payment solutions, the slowdown in retail brokerage activity and the decline in trading income.

Operating Expenses

Operating expenses for the fourth quarter of 2002 were $540 million as against $506 million in the corresponding quarter of 2001. Excluding the write-off of $9 million in deferred expenses and fixed assets, operating expenses would have risen by $25 million. The addition of $37 million in expenses for Altamira and Putnam Lovell was in part offset by efforts to cut costs.

For fiscal 2002, operating expenses represented $2,040 million compared to $1,989 million in 2001. Of the $51 million increase, $9 million was attributable to the write-off of deferred expenses and fixed assets, $38 million to the addition of Putnam Lovell and $10 million to the addition of Altamira.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $53 million versus $98 million for the corresponding quarter a year earlier. For fiscal 2002, the provision for credit losses amounted to $490 million as against $205 million in 2001. The $185 million provision recorded to adjust the estimated allowance for impaired loans in the first quarter and the $120 million loss on a credit in the telecommunications sector accounted for most of the increase.

As at October 31, 2002, allowances for credit losses exceeded impaired loans by $159 million compared to $124 million as at July 31, for an improvement of $35 million. During the quarter, gross impaired loan formation amounted to only $17 million (net of recoveries). At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 14.1% as at October 31, 2002 versus 15.7% as at July 31, 2002 and 22.5% as at October 31, 2001.

Balance Sheet

The Bank had total assets of $74.6 billion as at October 31, 2002 compared to $76 billion a year earlier. Loans and bankers' acceptances were down $2.5 billion primarily because of the sale of asset-based lending operations in the United States. Cash resources and securities rose by $3.1 billion while securities purchased under repurchase agreements declined by $1.7 billion. On the liabilities side, personal deposits stood at $22.6 billion for a year-over-year increase of 3.4%. The table below presents the changes in average volumes of the main loan and deposit headings. As shown in the table, the Bank increased its volume of loans with a generally lower risk.

Average volumes for October*
(millions of dollars)

	2002	2001	% Change
Loans and acceptances			
Residential mortgage	17,452	17,096	+ 2
Personal	4,335	4,120	+ 5
Credit card	1,383	1,253	+ 10
Small business	3,492	3,726	- 6
Commercial	8,808	8,966	- 2
Corporate	4,484	6,006	- 25
Real estate	462	464	-
	40,416	**41,631**	- 3
Deposits			
Personal transaction account	5,246	4,799	+ 9
Personal term	16,299	15,763	+ 3
Personal off-balance sheet savings (As at Oct. 31)	45,943	39,015	+ 18
Small business	3,222	2,979	+ 8
Commercial	3,161	2,883	+ 10
Corporate	1,265	1,281	- 1

* Including securitized assets

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.6% respectively as at October 31, 2002 compared to 10.2% and 14.2% as at July 31, 2002, and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the decline in the ratios was chiefly attributable to goodwill from the acquisition of Altamira.

The improvement in the ratios since October 31, 2001, which was due to the reduction in risk-weighted assets, particularly following the sale of U.S. asset-based lending operations, was offset by goodwill from the acquisition of Altamira.

Dividends

At its meeting on December 5, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 26 cents per common share, payable on February 1, 2003 to shareholders of record on December 26, 2002.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

Highlights

(unaudited)	Quarter ended October 31 2002	2001	% change	Fiscal year ended October 31 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 815**	$ 875	(7)	**$3,114**	$3,247	(4)
Income before goodwill charges	**135**	147	(8)	**429**	582	(26)
Net income	**135**	142	(5)	**429**	563	(24)
Return on common shareholders' equity before goodwill charges	**14.5 %**	15.4 %		**11.3 %**	16.0 %	
Per common share						
Income before goodwill charges	**$ 0.71**	$ 0.73	(3)	**$ 2.18**	$ 2.88	(24)
Net income	**0.71**	0.71	–	**2.18**	2.78	(22)
Dividends declared	**0.24**	0.21	14	**0.93**	0.82	13
Book value				**19.72**	19.04	4
Stock trading range						
High	**32.50**	30.20		**34.93**	31.00	
Low	**27.00**	24.25		**24.70**	23.00	
Close	**29.39**	24.25		**29.39**	24.25	

Financial position (millions of dollars)	**October 31 2002**	October 31 2001	
Total assets	**$74,611**	$75,966	(2)
Loans and acceptances	**43,800**	47,985	(9)
Deposits	**51,690**	51,436	1
Subordinated debentures and shareholders' equity	**5,493**	5,763	(5)
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.6 %**	13.1 %	
Impaired loans, net (Note 6)	**(159)**	91	
Impaired loans, net as a % of net loans and acceptances	**(0.4) %**	0.2 %	
Assets under administration/management	**140,737**	124,413	
Total personal savings	**68,550**	60,872	
Interest coverage	**7.39**	8.74	
Asset coverage	**3.02**	3.55	
Other information			
Number of employees	**17,285**	17,070	1
Number of branches in Canada	**530**	546	(3)
Number of banking machines	**823**	834	(1)

Consolidated Statement of Income

(taxable equivalent basis) (unaudited) (millions of dollars except per share amounts)	Quarter ended			Fiscal year ended	
	October 31 2002	July 31 2002	October 31 2001	October 31 2002	October 31 2001
Interest income and dividends					
Loans	**475**	475	573	**1,906**	2,493
Securities	**137**	127	123	**540**	650
Deposits with financial institutions	**37**	40	63	**174**	289
	649	642	759	**2,620**	3,432
Interest expense					
Deposits	**233**	240	382	**979**	1,851
Subordinated debentures	**27**	28	28	**110**	109
Other	**21**	16	9	**58**	83
	281	284	419	**1,147**	2,043
Net interest income	**368**	358	340	**1,473**	1,389
Other income					
Capital market fees	**134**	127	112	**539**	493
Deposit and payment service charges	**43**	43	41	**170**	160
Trading activities and gains (losses) on investment account securities, net	**15**	(83)	92	**25**	298
Card service revenues	**13**	16	19	**53**	86
Lending fees	**45**	45	44	**181**	175
Acceptances, letters of credit and guarantee	**15**	17	17	**63**	65
Securitization revenues (Note 9)	**67**	42	54	**204**	157
Foreign exchange revenues	**17**	18	15	**67**	61
Trust services and mutual funds	**40**	25	24	**111**	96
Other	**58**	59	117	**228**	267
	447	309	535	**1,641**	1,858
Total revenues	**815**	667	875	**3,114**	3,247
Provision for credit losses					
Related to regular operations	**53**	62	98	**305**	205
Related to a revision of the estimated allowance (Note 3)	**–**	–	–	**185**	–
	53	62	98	**490**	205
Operating expenses					
Salaries and staff benefits	**300**	279	269	**1,147**	1,064
Occupancy and amortization	**55**	47	41	**191**	173
Computers and equipment	**68**	56	55	**239**	235
Communications	**20**	21	15	**77**	69
Professional fees	**52**	41	61	**165**	167
Other	**45**	64	65	**221**	281
	540	508	506	**2,040**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**222**	97	271	**584**	1,053
Income tax charge	**76**	60	100	**236**	398
	146	37	171	**348**	655
Non-controlling interest	**7**	8	8	**30**	28
Income before discontinued operations and goodwill charges	**139**	29	163	**318**	627
Discontinued operations (Note 4)	**(4)**	(3)	(16)	**111**	(45)
Income before goodwill charges	**135**	26	147	**429**	582
Goodwill charges (Note 5)	**–**	–	5	**–**	19
Net income	**135**	26	142	**429**	563
Dividends on preferred shares	**5**	4	8	**21**	35
Net income applicable to common shares	**130**	22	134	**408**	528
Number of common shares outstanding (thousands)					
Average - basic	**183,124**	184,134	190,311	**186,608**	189,928
Average - diluted	**184,168**	185,439	191,205	**187,727**	190,815
End of period				**182,596**	190,331
Income before discontinued operations and goodwill charges per common share					
Basic	**0.73**	0.13	0.81	**1.59**	3.11
Diluted	**0.73**	0.13	0.81	**1.59**	3.10
Income before goodwill charges per common share					
Basic	**0.71**	0.12	0.73	**2.18**	2.88
Diluted	**0.71**	0.11	0.72	**2.18**	2.86
Net income per common share					
Basic	**0.71**	0.12	0.71	**2.18**	2.78
Diluted	**0.71**	0.11	0.70	**2.18**	2.76
Dividend per common share	**0.24**	0.24	0.21	**0.93**	0.82

Reconciliation of Reported Net Income to Adjusted Net Income

Period ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	4th Quarter		Fiscal year	
	2002	2001	**2002**	2001
Reported				
Net interest income(1)	**368**	340	**1,473**	1,389
Other income(1)	**447**	535	**1,641**	1,858
Provision for credit losses	**53**	98	**490**	205
Operating expenses	**540**	506	**2,040**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**222**	271	**584**	1,053
Income tax charge(1)	**76**	100	**236**	398
Non-controlling interest	**7**	8	**30**	28
Income before discontinued operations and goodwill charges	**139**	163	**318**	627
Discontinued operations	**(4)**	(16)	**111**	(45)
Income before goodwill charges	**135**	147	**429**	582
Goodwill charges	**–**	5	**–**	19
Net income	**135**	142	**429**	563
Earnings per share (before goodwill charges)	**0.71**	0.73	**2.18**	2.88
Return on common shareholders' equity	**14.5 %**	15.4 %	**11.3 %**	16.0%
Adjustments				
Other income				
Decline in value of investments(2)	**2**	–	**139**	–
Gain on sale of merchant payment solutions	**–**	(76)	**–**	(76)
	2	(76)	**139**	(76)
Provision for credit losses				
Revision of estimated allowance	**–**	–	**(185)**	–
Operating expenses				
Write-off of fixed assets(3)	**(9)**	–	**(9)**	–
Income tax charge	**4**	(29)	**96**	(29)
Discontinued operations	**4**	16	**(111)**	45

	4th Quarter		Fiscal year	
	2002	2001	**2002**	2001
Adjusted				
Net interest income(1)	**368**	340	**1,473**	1,389
Other income(1)	**449**	459	**1,780**	1,782
Provision for credit losses	**53**	98	**305**	205
Operating expenses	**531**	506	**2,031**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**233**	195	**917**	977
Income tax charge(1)	**80**	71	**332**	369
Non-controlling interest	**7**	8	**30**	28
Income before discontinued operations and goodwill charges	**146**	116	**555**	580
Discontinued operations	**–**	–	**–**	–
Income before goodwill charges	**146**	116	**555**	580
Goodwill charges	**–**	5	**–**	19
Adjusted net income	**146**	111	**555**	561
Adjusted earnings per share (before goodwill charges)	**0.77**	0.56	**2.86**	2.87
Adjusted return on common shareholders' equity	**15.7%**	11.9 %	**14.7 %**	15.9%

Adjusted income excludes items which, in the opinion of management, should not be taken into account in the analysis of the Bank's performance. Adjusted income is not defined according to GAAP and is not necessarily comparable to similar data used by another company.

Notes:
(1) Net interest income was grossed up by $7 million in 2002Q4 ($14 million in 2001Q4) and by $29 million in 2002 ($51 million in 2001). Other income was grossed up by $13 million in 2002Q4 ($50 million in 2001Q4) and by $57 million in 2002 ($69 million in 2001). These increases are intended to bring tax-exempt income earned on certain securities in line with income earned on other financial instruments. An equivalent amount was added to income taxes.
(2) Permanent impairment in the value of mutual funds and a corporate investment
(3) Write-off of deferred expenses and fixed assets of a subsidiary

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	October 31 2002	July 31 2002	October 31 2001
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	**245**	349	419
Deposits with financial institutions	**6,619**	6,542	5,413
	6,864	6,891	5,832
Securities			
Investment account	**6,712**	6,196	6,802
Trading account	**13,179**	11,923	10,992
Loan substitutes	**76**	78	78
	19,967	18,197	17,872
Loans			
Residential mortgage	**12,867**	12,497	11,875
Personal and credit card	**5,561**	5,725	5,866
Business and government	**20,680**	20,579	23,489
Securities purchased under reverse repurchase agreements	**2,366**	2,671	4,041
Allowance for credit losses	**(662)**	(764)	(879)
	40,812	40,708	44,392
Other			
Customers' liability under acceptances	**2,988**	2,773	3,593
Assets held for disposal (Note 4)	**313**	415	–
Premises and equipment	**255**	245	250
Goodwill	**661**	352	305
Intangible assets	**184**	13	12
Other assets	**2,567**	2,503	3,710
	6,968	6,301	7,870
	74,611	72,097	75,966
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**22,607**	22,456	21,857
Business and government	**22,582**	22,607	23,362
Deposit-taking institutions	**6,501**	6,227	6,217
	51,690	51,290	51,436
Other			
Acceptances	**2,988**	2,773	3,593
Obligations related to securities sold short	**5,542**	5,042	5,379
Obligations related to securities sold under repurchase agreements	**4,416**	3,582	4,407
Other liabilities	**3,996**	3,483	4,901
	16,942	14,880	18,280
Subordinated debentures	**1,592**	1,600	1,647
Non-controlling interest	**486**	493	487
Shareholders' equity			
Preferred shares	**300**	300	492
Common shares	**1,639**	1,637	1,668
Retained earnings	**1,962**	1,897	1,956
	3,901	3,834	4,116
	74,611	72,097	75,966

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Fiscal year ended October 31	
	2002	2001
Capital stock at beginning of period	**2,160**	2,145
Issuance of common shares	**53**	15
Repurchase of common shares for cancellation (Note 7)	**(82)**	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 7)	**(192)**	–
Capital stock at end of period	**1,939**	2,160
Retained earnings at beginning of period	**1,956**	1,606
Net income	**429**	563
Dividends		
Preferred shares	**(21)**	(35)
Common shares	**(174)**	(156)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(2)**	(2)
Premium paid on common shares repurchased for cancellation (Note 7)	**(224)**	–
Unrealized foreign exchange gains (losses), net of income taxes	**(2)**	8
Loss on redemption of subordinated debenture, net of income taxes	**–**	(28)
Retained earnings at end of period	**1,962**	1,956

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended October 31		Fiscal year ended October 31	
	2002	2001	**2002**	2001
Cash flows from operating activities				
Net income	**135**	142	**429**	563
Adjustments for:				
Provision for credit losses excluding discontinued operations	**53**	98	**490**	205
Provision for credit losses attributed to discontinued operations	**–**	38	**(51)**	120
Amortization of premises and equipment	**18**	10	**58**	48
Goodwill charges excluding discontinued operations	**–**	5	**–**	19
Goodwill charges attributed to discontinued operations	**–**	1	**–**	2
Future income taxes	**(19)**	104	**(24)**	50
Adjustment upon foreign currency translation of subordinated debentures	**(8)**	20	**(10)**	23
Impairment charges	**2**	–	**139**	–
Gain on sale of investment account securities, net	**7**	(18)	**(41)**	(70)
Change in interest payable	**(10)**	(22)	**(153)**	(137)
Change in interest receivable	**(22)**	(1)	**(25)**	76
Income taxes payable	**68**	(129)	**164**	(140)
Change in unrealized losses (gains) and amounts payable on derivative contracts	**133**	44	**124**	98
Change in trading account securities	**(1,256)**	(375)	**(2,187)**	(544)
Change in other items	**(188)**	78	**(377)**	(1,267)
	(1,087)	(5)	**(1,464)**	(954)
Cash flows from financing activities				
Change in deposits	**400**	1,069	**254**	963
Issuance of subordinated debentures	**–**	–	**–**	300
Redemption and maturity of subordinated debentures	**–**	–	**(45)**	(82)
Issuance of common shares	**10**	2	**53**	15
Repurchase of common shares for cancellation	**(28)**	–	**(306)**	–
Redemption of preferred shares for cancellation	**–**	–	**(192)**	–
Dividends paid	**(50)**	(49)	**(195)**	(187)
Change in obligations related to securities sold short	**500**	239	**163**	476
Change in obligations related to securities sold under repurchase agreements	**834**	480	**9**	(1,910)
Change in other items	**–**	6	**(4)**	6
	1,666	1,747	**(263)**	(419)
Cash flows from investing activities				
Change in loans	**(491)**	(723)	**(1,129)**	(379)
Change in securitization of assets	**131**	425	**(258)**	1,045
Proceeds from the sale of asset-based loans	**–**	–	**2,540**	–
Purchases of investment account securities	**(6,329)**	(6,987)	**(21,335)**	(20,384)
Sales of investment account securities	**5,806**	6,350	**21,329**	19,961
Change in securities purchased under reverse repurchase agreements	**305**	(247)	**1,675**	1,356
Change in premises and equipment	**(28)**	(19)	**(63)**	(49)
	(606)	(1,201)	**2,759**	1,550
Increase (decrease) in cash and cash equivalents	**(27)**	541	**1,032**	177
Cash and cash equivalents at beginning of period	**6,891**	5,291	**5,832**	5,655
Cash and cash equivalents at end of period	**6,864**	5,832	**6,864**	5,832
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**245**	419	**245**	419
Deposits with financial institutions	**6,619**	5,413	**6,619**	5,413
Total	**6,864**	5,832	**6,864**	5,832
Interest and dividends paid	**342**	523	**1,519**	2,564
Income taxes paid (recovered)	**15**	(10)	**101**	280

Segment Disclosure

Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income(1)	**258**	251	**69**	75	**83**	52	**(42)**	(38)	**368**	340
Other income(1)	**236**	223	**37**	36	**124**	142	**50**	134	**447**	535
Total revenues	**494**	474	**106**	111	**207**	194	**8**	96	**815**	875
Operating expenses	**383**	365	**37**	40	**124**	96	**(4)**	5	**540**	506
Contribution	**111**	109	**69**	71	**83**	98	**12**	91	**275**	369
Provision for credit losses(3)	**25**	27	**20**	26	**7**	10	**1**	35	**53**	98
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**86**	82	**49**	45	**76**	88	**11**	56	**222**	271
Income taxes(1)	**31**	31	**18**	17	**28**	33	**(1)**	19	**76**	100
Non-controlling interest	**–**	–	**–**	–	**–**	1	**7**	7	**7**	8
Income before discontinued operations and goodwill charges	**55**	51	**31**	28	**48**	54	**5**	30	**139**	163
Discontinued operations	**–**	–	**–**	–	**–**	–	**(4)**	(16)	**(4)**	(16)
Income before goodwill charges	**55**	51	**31**	28	**48**	54	**1**	14	**135**	147
Average assets	**28,201**	27,733	**10,768**	11,538	**35,026**	35,863	**(6,647)**	(6,823)	**67,348**	68,311

Fiscal year ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income(2)	**1,001**	977	**279**	288	**320**	229	**(127)**	(105)	**1,473**	1,389
Other income(2)	**933**	934	**146**	144	**541**	506	**21**	274	**1,641**	1,858
Total revenues	**1,934**	1,911	**425**	432	**861**	735	**(106)**	169	**3,114**	3,247
Operating expenses	**1,452**	1,420	**153**	152	**431**	366	**4**	51	**2,040**	1,989
Contribution	**482**	491	**272**	280	**430**	369	**(110)**	118	**1,074**	1,258
Provision for credit losses(3)	**97**	98	**83**	88	**31**	32	**279**	(13)	**490**	205
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**385**	393	**189**	192	**399**	337	**(389)**	131	**584**	1,053
Income taxes(2)	**139**	149	**70**	73	**146**	130	**(119)**	46	**236**	398
Non-controlling interest	**–**	–	**–**	–	**3**	3	**27**	25	**30**	28
Income before discontinued operations and goodwill charges	**246**	244	**119**	119	**250**	204	**(297)**	60	**318**	627
Discontinued operations	**–**	–	**–**	–	**–**	–	**111**	(45)	**111**	(45)
Income before goodwill charges	**246**	244	**119**	119	**250**	204	**(186)**	15	**429**	582
Average assets	**27,945**	27,451	**11,135**	11,550	**37,094**	36,448	**(6,882)**	(6,252)	**69,292**	69,197

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This heading comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $7 million ($14 million in 2001) and other income by $13 million ($50 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(2) Net interest income was grossed up by $29 million ($51 million in 2001) and other income by $57 million ($69 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans: Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
October 31, 2002							
Residential mortgage loans	12,867	23	3	20	–	–	20
Personal and credit card loans	5,561	33	12	21	–	–	21
Business and government loans	20,680	447	220	227	–	22	205
Securities purchased under reverse repurchase agreements	2,366	–	–	–	–	–	–
	41,474	503	235	268	–	22	246
General allowance	–	–	–	–	405	–	(405)
	41,474	503	235	268	405	22	(159)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,489	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,271	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,271	970	341	629	500	38	91

Allowance for Credit Losses

For the year ended October 31

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2002**	2001
Allowance at beginning	341	306	194	55	**896**	965
Transfer of provision to assets held for disposal	(45)	–	–	–	**(45)**	–
Amounts related to discontinued operations	14	(65)	–	–	**(51)**	120
Provision for credit losses						
related to regular operations	335	55	(85)	–	**305**	205
related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(644)	–	–	(29)	**(673)**	(402)
Recoveries	49	–	–	–	**49**	8
Allowance at end	235	296	109	26	**666**	896
Portion related to loans	235	296	109	22	**662**	879
Portion related to securities	–	–	–	4	**4**	17

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted for fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at October 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 5.

2. Recent Standards Pending Adoption

Stock-based compensation

In 2001, the CICA issued a new standard on stock-based compensation and other stock-based payments. This new standard brings Canadian GAAP more closely in line with U.S. GAAP and is applicable to fiscal years beginning on or after January 1, 2002. The Bank will adopt the new standard effective November 1, 2002. It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires that stock appreciation rights and similar awards to be settled in cash are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The change in the fair value of these awards must be recognized in the Consolidated Statement of Income. The standard encourages, but does not require, the recognition in income of a compensation cost for stock options using a fair value-based method. The fair value of the stock options must be determined at the award date and the cost recognized in income over the vesting period. The Bank has chosen to record the stock options awarded as of November 1, 2002 at fair value. The standard contains special transitional provisions for recording stock appreciation rights outstanding at the date of adoption of the recommendations. The cumulative amount resulting from the adoption of this standard should be charged to the balance of retained earnings as at November 1, 2002, without restatement of prior years. The Bank has assessed the impact of the application of the standard and concluded that it would have no impact on the balance of retained earnings as at November 1, 2002. The impact of the adoption of this new standard on the 2003 financial statements has not yet been determined.

Hedging relationships

In 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships". This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. The provisions of the new Guideline apply to fiscal years beginning on or after July 1, 2003. The Bank intends to adopt this Guideline effective November 1, 2003. The impact of the adoption of this Guideline on the 2004 financial statements has not yet been determined.

3. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

4. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations, the total contribution from discontinued operations was $111 million, less income taxes of $82 million.

The results for discontinued operations were as follows:

	2002	2001
Interest income	**52**	299
Interest expense	**24**	197
Net interest income	**28**	102
Other income	**167**	27
Total revenues	**195**	129
Operating expenses	**53**	79
Contribution	**142**	50
Provision for credit losses	**(51)**	120
Income (loss) before income taxes and goodwill charges	**193**	(70)
Income tax expense (benefit)	**82**	(27)
Income before goodwill charges	**111**	(43)
Goodwill charges	**–**	2
Net income (loss)	**111**	(45)

The remainder of the loans included in the agreement, representing $313 million as at October 31, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

5. Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of the subsidiaries purchased. On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants entitled "Goodwill and Other Intangible Assets". In conformity with the standard, the Bank ceased to amortize goodwill as of this date and began the transitional impairment test to detect a possible depreciation in goodwill. Any loss in value in goodwill must be written off as a charge to income. The transitional impairment test was completed in the second quarter of the year and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Under the new standard, goodwill is tested periodically for impairment to ensure that the fair value remains greater than or equal to the carrying value. Prior to November 1, 2001, goodwill was amortized using the straight-line method over a period corresponding to its estimated useful life of 20 years. Aside from eliminating goodwill amortization charges, which amounted to $21 million for the year ended October 31, 2001, including $2 million attributable to discontinued operations, the adoption of this new standard had no impact on the Consolidated Statement of Income.

The Bank's intangible assets result from acquisitions of subsidiaries or groups of assets and consist primarily of management contracts with an indefinite life and are therefore not amortized. These assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset

might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. The excess of the carrying value over the fair value of the asset is charged to income in the period in which the impairment is determined. Intangible assets with a finite useful life are amortized over appropriate periods. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the net recoverable value is charged to income.

6. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment was not in compliance with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was raised to $403 million. During 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. Following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the Bank established the allowance at $435 million. Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

Had the Bank followed Canadian GAAP during the year, net income would have decreased by $57 million (2001: $126 million), the provision for credit losses would have increased by $97 million (2001: $203 million, including $44 million attributed to discontinued operations), income taxes would have decreased by $40 million (2001: $77 million), and basic and diluted net income per common share would have decreased by $0.31 and $0.30 respectively (2001: $0.66 basic and diluted).

There was no impact as at October 31, 2002 on the Consolidated Balance Sheet (2001: $97 million increase in loans, $40 million decrease in other assets and $57 million increase in retained earnings), on the Consolidated Statement of Changes in Shareholders' Equity (2001: $57 million increase) nor on the book value of common shares (2001: $0.30 increase).

Furthermore, had the Bank followed Canadian GAAP during the year, return on common shareholders' equity before goodwill charges would have decreased by 1.61% (2001: 4.26%).

7. Capital Stock (millions of dollars)

Issued and fully paid as at November 22, 2002

First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
183,127,159 common shares	1,639
	1,939
5,692,822 stock options outstanding	N/A

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at October 31, 2002, the Bank had repurchased 9,500,000 common shares at a cost of $306 million, which reduced common equity capital by $82 million and retained earnings by $224 million.

8. Acquisitions

Altamira Investment Services Inc.

On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc., a manager and distributor of mutual funds.

The purchase price of $263 million consisted of $254 million in cash and 270,671 common shares of the Bank valued at $9 million.

The tangible assets acquired amounted to $48 million while the liabilities assumed amounted to $264 million and consisted primarily of Altamira debt. The excess of the purchase price over the fair value of the net liabilities assumed is $479 million, of which $171 million was allocated to Altamira management contracts and the Altamira trademark as intangible assets, and the remaining $308 million was allocated to goodwill. The intangible assets acquired have an indefinite useful life and will not be amortized. The results of Altamira have been recorded in the Consolidated Statement of Income as of its acquisition date, namely, August 12, 2002.

9. Securitization

During the fourth quarter of 2002, the Bank sold $250 million in credit card receivables to a trust. The Bank received cash proceeds of $249 million, net of an initial reserve of $1 million and transaction fees, and retained the rights to the excess spread of $7 million generated on the receivables, net of any credit losses. The Bank also charged a servicing liability of approximately $1 million and recognized a pre-tax gain of approximately $6 million, net of transaction fees.

NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

FOURTH QUARTER 2002 REPORT

For more information:

Michel Labonté, Senior Vice-President Finance and Control, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2000
Net income ($000,000)	$135.3	$25.8	$122.5	$145.9	$142.2	$142.7	$139.7	$138.1	$429.4	$562.7	$509.1
Earnings per share - basic	$ 0.71	$ 0.12	$ 0.62	$0.73	$ 0.71	$ 0.70	$ 0.69	$0.68	$2.18	$2.78	$2.54
- fully diluted	$ 0.71	$ 0.11	$ 0.62	$0.73	$ 0.70	$ 0.70	$ 0.69	$0.68	$2.18	$2.76	$2.52
Dividend per share	$ 0.24	$ 0.24	$ 0.24	$0.21	$ 0.21	$ 0.21	$ 0.21	$0.19	$0.93	$0.82	$0.75
Excluding Goodwill											
Net income ($000,000)	$135.3	$25.8	$122.5	$146.0	$146.9	$147.4	$144.4	$142.7	$429.5	$581.3	$528.8
Earnings per share - basic	$0.71	$0.12	$0.62	$0.73	$0.73	$0.73	$0.71	$0.71	$2.18	$2.88	$2.65
- fully diluted	$0.71	$0.11	$0.62	$0.73	$0.72	$0.73	$0.71	$0.70	$2.18	$2.86	$2.62
Return on common shareholders' equity	14.5%	2.3%	13.1%	15.0%	15.4%	15.9%	16.6%	16.1%	11.3%	16.0%	16.0%
Excluding Goodwill/Discontinued operations/Gain on sale of a business unit/Revision of provision estimate/Impairment charges											
Net income ($000,000)	$145.7	$140.5	$122.6	$145.2	$116.4	$173.5	$146.8	$143.2	$554.1	$579.9	$490.2
Earnings per share - basic	$0.77	$0.74	$0.62	$0.73	$0.56	$0.86	$0.73	$0.71	$2.86	$2.87	$2.44
- fully diluted	$0.77	$0.74	$0.62	$0.73	$0.56	$0.86	$0.72	$0.71	$2.86	$2.85	$2.41
Return on common shareholders' equity	15.7%	15.0%	13.1%	15.0%	11.9%	18.8%	16.8%	16.1%	14.7%	15.9%	14.7%
Expense ratio(1)	64.99%	63.26%	59.39%	62.18%	63.27%	61.94%	63.06%	62.62%	62.44%	62.72%	65.84%
Average assets ($000,000)	$67,348	$67,792	$71,072	$71,016	$68,311	$68,537	$70,625	$69,362	$69,292	$69,197	$69,840
Net impaired loans as a % of net loans and bankers' acceptances	-0.4%	-0.3%	-0.2%	-0.3%	0.2%	0.2%	0.2%	0.1%	-0.4%	0.2%	0.1%
Gross impaired loans/common equity-goodwill+reserves	14.11%	15.68%	15.88%	13.56%	22.47%	23.16%	23.43%	23.99%	14.11%	22.47%	24.38%
Book value	19.72	19.29	19.53	19.56	19.04	18.57	18.08	17.57	19.72	19.04	17.60
Capital ratios - BIS											
Tier 1	9.6%	10.2%	10.7%	11.1%	9.6%	9.5%	9.1%	8.8%	9.6%	9.6%	8.7%
Total	13.6%	14.2%	14.5%	15.0%	13.1%	12.9%	12.5%	12.1%	13.6%	13.1%	11.4%
Tangible Shareholders' equity / Risk weighted assets	6.59%	7.63%	8.13%	8.31%	7.06%	6.93%	6.62%	6.33%	6.59%	7.06%	6.34%
Number of employees	14,589	14,530	14,246	14,250	14,320	14,372	14,050	13,904	14,589	14,320	13,869
Number of branches in Canada	530	544	544	543	546	549	566	571	530	546	586
Number of ATM'S	823	822	821	837	834	823	826	817	823	834	802

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q4 2001, the Bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis. Also in Q3 2000,the Bank recorded an amount of $120.4 million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2000
Interest Income and Dividends											
Loans	$ 475,878	$ 474,812	$ 459,554	$ 496,485	$ 572,735	$ 612,658	$ 627,355	$ 680,047	$1,906,729	$2,492,795	$ 2,619,843
Securities	129,488	115,279	127,475	138,319	109,042	149,756	181,729	158,661	510,561	599,188	647,523
Deposits with regulated financial institutions	36,621	40,477	43,660	53,577	63,579	69,618	72,713	83,650	174,335	289,560	232,412
Total Interest Income and Dividends	641,987	630,568	630,689	688,381	745,356	832,032	881,797	922,358	2,591,625	3,381,543	3,499,778
Interest Expense											
Deposits	232,865	240,577	237,711	268,128	382,299	433,056	486,501	548,980	979,281	1,850,836	2,105,363
Bank debentures	27,130	27,294	27,277	28,087	28,061	28,140	28,260	24,877	109,788	109,338	114,708
Other	21,522	16,900	9,729	10,437	9,494	23,703	27,228	22,840	58,588	83,265	89,375
Total Interest Expense	281,517	284,771	274,717	306,652	419,854	484,899	541,989	596,697	1,147,657	2,043,439	2,309,446
Tax equivalent adjustment	7,275	12,148	5,172	4,716	14,073	12,756	12,194	11,895	29,311	50,918	41,453
Net Interest Income (teb)	***367,745***	***357,945***	***361,144***	***386,445***	***339,575***	***359,889***	***352,002***	***337,556***	***1,473,279***	***1,389,022***	***1,231,785***
Other Income (teb)	447,245	308,782	466,142	418,860	535,326	452,556	445,627	424,047	1,641,029	1,857,556	1,940,372
Gross Revenues	***814,990***	***666,727***	***827,286***	***805,305***	***874,901***	***812,445***	***797,629***	***761,603***	***3,114,308***	***3,246,578***	***3,172,157***
Provision for credit losses	52,731	62,046	130,048	60,193	98,414	18,559	45,723	42,452	305,018	205,148	183,738
Provision for credit losses due to revision of estimate	-	-	-	185,000	-	-	-	-	185,000	-	-
Non-Interest Expenses	539,965	508,408	491,359	500,712	505,623	503,240	503,004	476,951	2,040,444	1,988,818	2,119,585
Income Before Income Taxes	*222,294*	*96,273*	*205,879*	*59,400*	*270,864*	*290,646*	*248,902*	*242,200*	*583,846*	*1,052,612*	*868,834*
Income taxes (teb)	75,997	60,457	75,950	23,848	100,709	110,386	94,861	92,442	236,252	398,398	343,208
Income Before Non-Controlling Interest	*146,297*	*35,816*	*129,929*	*35,552*	*170,155*	*180,260*	*154,041*	*149,758*	*347,594*	*654,214*	*525,626*
Non-Controlling Interest	7,552	7,175	7,340	7,423	6,904	6,747	7,202	6,567	29,490	27,420	26,139
Net Income before disc. oper. and goodwill charges	***$ 138,745***	***$ 28,641***	***$ 122,589***	***$ 28,129***	***$ 163,251***	***$ 173,513***	***$ 146,839***	***$ 143,191***	***$ 318,104***	***$ 626,794***	***$ 499,487***
Discontinued operations	(3,459)	(2,880)	(104)	117,832	(16,377)	(26,140)	(2,459)	(483)	111,389	(45,459)	29,343
Net Income before goodwill charges	***$ 135,286***	***$ 25,761***	***$ 122,485***	***$ 145,961***	***$ 146,874***	***$ 147,373***	***$ 144,380***	***$ 142,708***	***$ 429,493***	***$ 581,335***	***$ 528,830***
Goodwill charges	-	-	-	71	4,677	4,648	4,641	4,653	71	18,619	19,770
Net Income	***$ 135,286***	***$ 25,761***	***$ 122,485***	***$ 145,890***	***$ 142,197***	***$ 142,725***	***$ 139,739***	***$ 138,055***	***$ 429,422***	***$ 562,716***	***$ 509,060***
Effective Tax Rate	34.2%	62.8%	36.9%	40.1%	37.2%	38.0%	38.1%	38.2%	40.5%	37.8%	39.5%
Dividends on preferred shares	$ 4,831	$ 4,831	$ 4,831	$ 6,831	$ 8,844	$ 8,844	$ 8,844	$ 8,844	$ 21,324	$ 35,376	$ 27,567
Dividends on common shares	$ 44,598	$ 43,213	$ 45,763	$ 40,009	$ 40,029	$ 39,908	$ 39,843	$ 36,024	$ 173,583	$ 155,804	$ 141,943
Number of common shares (avg.) (in thousands)	183,124	184,134	188,794	190,450	190,311	190,062	189,757	189,578	186,608	189,927	189,212

One-time Items[1]

	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2000
Net interest income (teb)	-	-	-	-	-	-	-	-	-	-	-
Other income (teb)	(2,000)	(137,042)	-	-	75,800	-	-	-	(139,042)	75,800	135,900
Provision for credit losses due to revision of estimate	-	-	-	185,000	-	-	-	-	185,000	-	-
Non- interest expenses	9,000	-	-	-	-	-	-	-	9,000	-	120,400

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q1 2002, the Bank recorded a gain of $78.5 million on the sale of the Bank's U.S. asset-based lending operation. As a result of this transaction, the Bank also made a reversal of $65 million of the general allowance for credit loss.These amounts are included in discontinued operations. Also in Q1 2002, the Bank re-assessed the realizable value of its portfolio of impaired loans. As a result a $185 million provision for credit losses was attributable to an adjustment to the estimated allowances required for the impaired loans portfolio. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. *In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis. Also in Q3 2000, the Bank recorded an amount of $120.4* million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

(Taxable equivalent basis)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2000
in % of average assets											
Net interest income	2.17	2.10	2.08	2.16	1.97	2.08	2.04	1.93	2.13	2.01	1.76
Other income	2.63	1.81	2.69	2.34	3.11	2.62	2.59	2.43	2.37	2.68	2.78
Provision for credit losses	0.31	0.36	0.75	1.37	0.57	0.11	0.27	0.24	0.44	0.30	0.26
Non-interest expenses	3.18	2.98	2.83	2.80	2.94	2.91	2.92	2.73	2.95	2.87	3.03
Income taxes	0.45	0.36	0.44	0.13	0.58	0.64	0.55	0.53	0.34	0.58	0.49
Non-controlling interest	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Income before disc. oper. and amort. of goodwill	**0.82**	**0.17**	**0.71**	**0.16**	**0.95**	**1.00**	**0.85**	**0.82**	**0.73**	**0.90**	**0.72**
Discontinued operations	(0.02)	(0.02)	(0.00)	0.66	(0.10)	(0.15)	(0.01)	(0.00)	0.16	(0.07)	0.04
Amortization of goodwill	-	-	-	0.00	0.02	0.02	0.02	0.03	0.00	0.02	0.03
Net income	0.80	0.15	0.71	0.82	0.83	0.83	0.82	0.79	0.89	0.81	0.73
Average assets ($000,000)	$67,348	$67,792	$71,072	$71,016	$68,311	$68,537	$70,625	$69,362	$69,292	$69,197	$69,840
Average earning assets ($000,000)	$64,219	$61,792	$64,163	$64,436	$60,778	$61,358	$63,150	$62,332	$63,648	$61,894	$59,884
in % of Average Risk-Weighted Assets											
Net interest income (teb)	3.75%	3.64%	3.79%	3.90%	3.29%	3.50%	3.50%	3.24%	3.77%	3.38%	2.87%
Net income before amortization of goodwill	1.38%	0.26%	1.28%	1.47%	1.42%	1.43%	1.43%	1.37%	1.10%	1.41%	1.23%
Net Income	**1.38%**	**0.26%**	**1.28%**	**1.47%**	**1.38%**	**1.39%**	**1.39%**	**1.32%**	**1.10%**	**1.37%**	**1.19%**
Average Risk-Weighted Assets ($000,000)	$38,889	$38,977	$39,117	$39,347	$40,936	$40,811	$41,276	$41,387	$39,083	$41,101	$42,919
Prime rate	4.50%	4.20%	3.79%	4.10%	5.52%	6.29%	6.91%	7.48%	4.15%	6.55%	7.05%
B/A's 30 days	2.83%	2.51%	2.11%	2.40%	3.88%	4.57%	5.20%	5.79%	2.46%	4.86%	5.45%
Spread	1.67%	1.69%	1.68%	1.70%	1.64%	1.72%	1.71%	1.69%	1.69%	1.69%	1.60%

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
Personal banking and Wealth Management										
Net interest income	258	252	241	250	251	247	241	238	1,001	977
Other income	236	228	235	234	223	234	243	234	933	934
Total Income	494	480	476	484	474	481	484	472	1,934	1,911
Operating expenses	383	351	362	356	365	353	360	342	1,452	1,420
Provision for credit losses	25	23	25	24	27	22	21	28	97	98
Earning before income taxes	86	106	89	104	82	106	103	102	385	393
Income taxes	31	39	33	36	31	42	38	38	139	149
Non-controlling interest	-	-	-	-	-	-	-	-	-	-
Earning before disc. oper. and goodwill charges	55	67	56	68	51	64	65	64	246	244
Discontinued operations	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	55	67	56	68	51	64	65	64	246	244
Net interest margin	3.63%	3.58%	3.57%	3.55%	3.59%	3.54%	3.61%	3.49%	3.58%	3.56%
Expense ratio	75.4%	73.1%	76.1%	73.6%	77.0%	73.4%	74.4%	72.5%	74.5%	74.3%
Average loans and BA's	27,232	27,002	26,799	26,907	26,799	26,684	26,577	26,243	26,986	26,576
Average assets	28,201	27,938	27,699	27,933	27,733	27,660	27,382	27,028	27,945	27,451

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
Commercial Banking										
Net interest income	69	69	70	71	75	72	72	69	279	288
Other income	37	39	34	36	36	36	35	37	146	144
Total Income	106	108	104	107	111	108	107	106	425	432
Operating expenses	37	39	39	38	40	41	37	34	153	152
Provision for credit losses	20	22	21	20	26	26	22	14	83	88
Earning before income taxes	49	47	44	49	45	41	48	58	189	192
Income taxes	18	18	16	18	17	15	19	22	70	73
Non-controlling interest	-	-	-	-	-	-	-	-	-	-
Earning before disc. oper. and goodwill charges	31	29	28	31	28	26	29	36	119	119
Discontinued operations	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	31	29	28	31	28	26	29	36	119	119
Net interest margin	2.54%	2.52%	2.54%	2.43%	2.58%	2.55%	2.54%	2.31%	2.51%	2.49%
Expense ratio	34.9%	36.1%	37.5%	35.5%	36.0%	38.0%	34.6%	32.1%	36.0%	35.2%
Average loans and BA's	10,615	10,702	11,158	11,439	11,408	11,057	11,527	11,652	10,977	11,409
Average assets	10,768	10,884	11,310	11,584	11,538	11,205	11,621	11,834	11,135	11,550

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
Financial Markets,Treasury and Investment Banking										
Net interest income	83	68	77	92	52	70	60	47	320	229
Other income	124	142	161	114	142	118	124	122	541	506
Total Income	207	210	238	206	194	188	184	169	861	735
Operating expenses	124	107	103	97	96	94	92	84	431	366
Provision for credit losses	7	9	10	5	10	8	4	10	31	32
Earning before income taxes	76	94	125	104	88	86	88	75	399	337
Income taxes	28	34	45	39	33	33	34	30	146	130
Non-controlling interest	-	1	1	1	1	-	1	1	3	3
Earning before disc. oper. and goodwill charges	48	59	79	64	54	53	53	44	250	204
Discontinued operations	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	48	59	79	64	54	53	53	44	250	204
Expense ratio	59.9%	51.0%	43.3%	47.1%	49.5%	50.0%	50.0%	49.7%	50.1%	49.8%
Average loans and BA's	8,485	8,421	8,862	8,984	8,862	8,927	10,138	7,906	8,687	8,949
Average assets	35,026	35,656	39,055	38,703	35,863	36,403	38,636	34,966	37,094	36,449

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
Other Segments										
Net interest income	(42)	(31)	(27)	(27)	(38)	(30)	(21)	(16)	(127)	(105)
Other income	50	(100)	36	35	134	65	44	31	21	274
Total Income	8	(131)	9	8	96	35	23	15	(106)	169
Operating expenses	(4)	11	(13)	10	5	15	14	17	4	51
Provision for credit losses	1	8	74	196	35	(38)	(1)	(9)	279	(13)
Earning before income taxes	11	(150)	(52)	(198)	56	58	10	7	(389)	131
Income taxes	(1)	(31)	(18)	(69)	19	21	4	2	(119)	46
Non-controlling interest	7	7	7	6	7	6	6	6	27	25
Earning before disc. oper. and goodwill charges	5	(126)	(41)	(135)	30	31	-	(1)	(297)	60
Discontinued operations	(4)	(3)	-	118	(16)	(26)	(2)	(1)	111	(45)
Earning before goodwill charges	1	(129)	(41)	(17)	14	5	(2)	(2)	(186)	15
Average loans and BA's	(8,113)	(7,959)	(8,349)	(8,587)	(8,029)	(7,790)	(8,479)	(6,352)	(8,255)	(7,656)
Average assets	(6,647)	(6,686)	(6,992)	(7,204)	(6,823)	(6,731)	(7,014)	(4,466)	(6,882)	(6,252)
Total										
Net interest income	368	358	361	386	340	359	352	338	1,473	1,389
Other income	447	309	466	419	535	453	446	424	1,641	1,858
Total Income	815	667	827	805	875	812	798	762	3,114	3,247
Operating expenses	540	508	491	501	506	503	503	477	2,040	1,989
Provision for credit losses	53	62	130	245	98	18	46	43	490	205
Earning before income taxes	222	97	206	59	271	291	249	242	584	1,053
Income taxes	76	60	76	24	100	111	95	92	236	398
Non-controlling interest	7	8	8	7	8	6	7	7	30	28
Earning before disc. oper. and goodwill charges	139	29	122	28	163	174	147	143	318	627
Discontinued operations	(4)	(3)	-	118	(16)	(26)	(2)	(1)	111	(45)
Earning before goodwill charges	135	26	122	146	147	148	145	142	429	582
Net interest margin	2.17%	2.10%	2.08%	2.16%	1.96%	2.07%	2.04%	1.93%	2.13%	2.01%
Expense ratio	65.0%	63.3%	59.4%	62.2%	63.3%	61.9%	63.1%	62.6%	62.4%	61.3%
Average loans and BA's	38,219	38,166	38,470	38,743	39,040	38,878	39,763	39,449	38,395	39,279
Average assets	67,348	67,792	71,072	71,016	68,311	68,537	70,625	69,362	69,292	69,197

STATEMENT OF INCOME

($000)	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2000
Net Interest Income	$ 10,942	$ 12,603	$ 11,883	$ 11,879	$ 27,879	$ 19,651	$ 20,961	$ 26,169	$47,307	$94,660	$ 73,706
Other Income	178,288	165,092	202,897	162,226	136,447	153,434	168,761	147,436	708,503	606,078	749,123
Commissions	76,285	74,112	89,640	74,404	69,699	74,384	83,849	74,904	314,441	302,836	383,307
Non-Interest Expenses	103,498	84,993	77,541	74,959	87,379	78,976	79,818	75,130	340,991	321,303	302,548
Income Before Income Taxes	***9,447***	***18,590***	***47,599***	***24,742***	***7,248***	***19,725***	***26,055***	***23,571***	***100,378***	***76,599***	***136,974***
Income Taxes	330	7,476	17,036	9,938	(2,246)	5,967	10,629	9,917	34,780	24,267	63,912
Net Income	***9,117***	***11,114***	***30,563***	***14,804***	***9,494***	***13,758***	***15,426***	***13,654***	***65,598***	***52,332***	***73,062***

	2002				2001				YTD		Full Year
(unaudited) (thousands) (taxable equivalent basis)	Q4	Q3[(1)]	Q2	Q1	Q4[(1)]	Q3	Q2	Q1	2002	2001	2000[(1)]
Other Income											
Deposits and payment service charges	$ 42,385	$ 42,959	$ 42,134	$ 42,063	$ 41,807	$ 40,954	$ 38,942	$ 38,770	$ 169,541	$ 160,473	$ 154,599
Commissions on loans and bankers' acceptances	60,138	63,034	60,276	61,176	61,034	62,656	57,695	58,339	244,624	239,724	231,798
Capital market fees	134,329	126,743	150,407	127,634	111,590	123,016	137,250	121,131	539,113	492,987	565,540
Foreign exchange revenues	16,557	18,657	16,191	15,351	14,990	14,992	13,740	17,154	66,756	60,876	51,772
Card service revenues	12,827	15,913	12,052	12,074	19,117	24,442	20,876	21,087	52,866	85,522	84,666
Trust services	13,019	11,085	10,496	10,637	10,787	12,241	10,633	11,335	45,237	44,996	37,992
Mutual funds	27,074	13,028	12,656	12,614	13,335	12,808	12,171	12,458	65,372	50,772	48,873
Securization	67,156	41,466	49,153	46,271	53,590	40,763	34,567	28,189	204,046	157,109	98,724
Profit & Loss on trading	21,746	35,807	37,294	27,755	73,174	52,760	50,328	51,103	122,602	227,365	281,488
Profit & Loss other than trading	(6,473)	(119,029)	19,698	7,852	19,505	19,614	15,046	16,946	(97,952)	71,111	37,258
Other	58,487	59,119	55,785	55,433	116,397	48,310	54,379	47,535	228,824	266,621	347,662
Total	*$ 447,245*	*$ 308,782*	*$ 466,142*	*$ 418,860*	*$ 535,326*	*$ 452,556*	*$ 445,627*	*$ 424,047*	*$ 1,641,029*	*$ 1,857,556*	*$ 1,940,372*
As a % of total revenues (TEB)	**54.9%**	**46.3%**	**56.3%**	**52.0%**	**61.2%**	**55.7%**	**55.9%**	**55.7%**	**52.7%**	**57.2%**	**61.2%**

	2002				2001				YTD		Full Year
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2000
Trading revenues											
Net Interest Income	$ 23,218	$ 6,296	$ 6,432	$ 15,054	$ 9,857	$ (488)	$ 5,049	$ (7,124)	$ 51,000	$ 7,294	$ (17,763)
Other Income	21,746	35,807	37,294	27,755	73,174	52,760	50,328	51,103	122,602	227,365	281,488
Total	*$ 44,964*	*$ 42,103*	*$ 43,726*	*$ 42,809*	*$ 83,031*	*$ 52,272*	*$ 55,377*	*$ 43,979*	*$ 173,602*	*$ 234,659*	*$ 263,725*

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis.

NON-INTEREST EXPENSES

	2002				2001				YTD		Full Year
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2000[1]
Non-Interest Expenses											
Salaries and Staff benefits											
Salaries	$ 187,934	$ 169,192	$ 160,569	$ 168,448	$ 174,703	$ 161,178	$ 151,030	$ 155,329	$ 686,143	$ 642,240	$ 632,130
Commissions	76,285	74,112	89,640	74,404	69,699	74,384	83,849	74,904	314,441	302,836	383,307
Pension plan and other staff benefits	36,093	36,123	35,840	38,724	24,236	30,218	31,486	32,769	146,780	118,709	113,293
Total Compensation	***300,312***	***279,427***	***286,049***	***281,576***	***268,638***	***265,780***	***266,365***	***263,002***	***1,147,364***	***1,063,785***	***1,128,730***
Premises, Equipment & Furniture											
Rent	21,379	21,746	21,142	21,336	21,854	20,910	21,672	22,012	85,603	86,448	83,433
Taxes & insurance	4,624	4,463	3,882	3,625	3,555	4,145	4,273	3,822	16,594	15,795	15,990
Maintenance, lighting, heating	7,001	5,519	7,520	6,103	5,464	5,756	6,445	6,333	26,143	23,998	25,107
Rental & maintenance of computers	67,401	56,134	57,978	57,430	56,022	64,974	57,676	55,960	238,943	234,632	254,700
Depreciation	22,662	14,378	13,195	12,709	9,056	12,592	12,131	12,485	62,944	46,264	51,545
Total Premises,Equipment & Furniture	***123,067***	***102,240***	***103,717***	***101,203***	***95,951***	***108,377***	***102,197***	***100,612***	***430,227***	***407,137***	***430,775***
Other Expenses											
Professional fees	52,293	40,902	37,509	34,726	60,307	36,996	37,367	30,924	165,430	165,594	119,318
Taxes on capital & salaries	10,348	15,562	15,741	15,880	15,262	17,178	15,998	15,894	57,531	64,332	68,235
Travel & business development	31,167	21,454	21,135	17,870	20,050	21,344	20,353	17,872	91,626	79,619	72,176
Other	22,778	48,823	27,208	49,457	45,415	53,565	60,724	48,647	148,266	208,351	300,351
Total Other Expenses	***116,586***	***126,741***	***101,593***	***117,933***	***141,034***	***129,083***	***134,442***	***113,337***	***462,853***	***517,896***	***560,080***
TOTAL NON-INTEREST EXPENSES	***$ 539,965***	***$ 508,408***	***$ 491,359***	***$ 500,712***	***$ 505,623***	***$ 503,240***	***$ 503,004***	***$ 476,951***	***$ 2,040,444***	***$ 1,988,818***	***$ 2,119,585***

(1): In Q4 2002, the Bank recorded an amount of $9.0 million related to the write-off of fixed assets.In Q3 2000,the Bank recorded an amount of $120.4 million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2000
RETAIL	$16	$16	$17	$15	$17	$13	$12	$20	$64	$62	$56
CREDIT CARD	8	7	8	9	9	9	9	8	32	35	34
COMMERCIAL	21	21	19	19	17	25	22	14	80	78	40
CORPORATE	7	9	10	10	9	7	4	9	36	29	16
REAL ESTATE											
CANADA	(2)	1	4	1	2	1	-	-	4	3	2
USA	3	-	(2)	-	-	-	-	-	1	-	-
Total Real Estate	*1*	*1*	*2*	*1*	*2*	*1*	-	-	*5*	*3*	*2*
TREASURY	-	-	-	(5)	-	1	-	1	(5)	2	2
OTHER[1]	8	16	112	204	48	(32)	6	(3)	340	19	59
CREDIT CARD SECURIZATION	(8)	(8)	(8)	(8)	(4)	(6)	(7)	(6)	(32)	(23)	(25)
GENERAL	-	-	(30)	-	-	-	-	-	(30)	-	-
Total before Sovereign Risk General Reserve	*53*	*62*	*130*	*245*	*98*	*18*	*46*	*43*	*490*	*205*	*184*
SOVEREIGN RISK GENERAL RESERVE	-	-	-	-	-	-	-	-	-	-	-
Total	53	62	*130*	245	*98*	*18*	*46*	*43*	*490*	*205*	*184*
LOSSES INCLUDED IN DISC. OPERATIONS	-	(1)	-	(50)	38	52	13	16	(51)	119	16
Grand Total	*$ 53*	*$ 61*	*$ 130*	*$ 195*	*$ 136*	*$ 70*	*$ 59*	*$ 59*	*$ 439*	*$ 324*	*$ 200*
As a % of loans and BA's									0.92%	0.66%	0.40%

Note: The provision for credit losses allocated to each business segment is calculated using the anticipated loss methodology. The difference with actual loan losses is posted in the other segment.

(1): Includes a revision of provision estimate of $185 million in Q1 2002.

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)(millions of dollars)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	End Of Year 2001	End Of Year 2000
Assets										
Cash resources	$ 6,864	$ 6,891	$ 8,332	$ 9,058	$ 5,832	$ 5,291	$ 6,973	$ 5,906	$ 5,832	$ 5,655
Securities	19,967	18,197	17,989	18,836	17,872	16,842	18,214	16,492	17,872	16,835
Loans										
Residential mortgages	12,863	12,492	12,211	12,258	11,855	11,906	11,618	11,563	11,855	11,593
Personal and credit cards	5,548	5,711	5,971	5,690	5,812	6,132	6,190	6,223	5,812	7,037
Business and government	20,035	19,834	18,401	18,308	22,684	22,151	22,175	22,270	22,684	22,712
Securities purchased under reverse repurchase agreements	2,366	2,671	5,162	4,730	4,041	3,794	4,219	5,222	4,041	5,397
Total Loans	**40,812**	**40,708**	**41,745**	**40,986**	**44,392**	**43,983**	**44,202**	**45,278**	**44,392**	**46,739**
Customers' liability under bankers' acceptances	2,988	2,773	3,027	3,033	3,593	3,525	3,752	3,952	3,593	3,640
Assets held for disposal	313	415	567	610	-	-	-	-	-	-
Other assets	3,667	3,113	3,010	3,244	4,277	3,486	3,487	3,618	4,277	2,958
Total Assets	**$ 74,611**	**$ 72,097**	**$ 74,670**	**$ 75,767**	**$ 75,966**	**$ 73,127**	**$ 76,628**	**$ 75,246**	**$ 75,966**	**$ 75,827**
Liabilities										
Deposits										
Personal	$ 22,607	$ 22,456	$ 22,572	$ 22,388	$ 21,857	$ 21,635	$ 21,924	$ 21,201	$ 21,857	$ 20,811
Business and government	22,582	22,607	21,635	22,121	23,362	22,482	24,160	23,247	23,362	23,855
Deposit-taking institutions	6,501	6,227	6,879	6,016	6,217	6,250	6,308	6,018	6,217	5,807
Total Deposits	**51,690**	**51,290**	**51,086**	**50,525**	**51,436**	**50,367**	**52,392**	**50,466**	**51,436**	**50,473**
Others										
Acceptances	2,988	2,773	3,027	3,033	3,593	3,525	3,752	3,952	3,593	3,640
Other liabilities	14,440	12,600	15,012	16,437	15,174	13,584	14,931	15,372	15,174	16,525
Subordinated debentures	1,592	1,600	1,630	1,645	1,647	1,627	1,629	1,633	1,647	1,361
Total Others	**19,020**	**16,973**	**19,669**	**21,115**	**20,414**	**18,736**	**20,312**	**20,957**	**20,414**	**21,526**
Shareholders' equity										
Preferred shares	300	300	300	400	492	492	492	492	492	492
Common shares	1,639	1,637	1,628	1,672	1,668	1,666	1,659	1,655	1,668	1,653
Retained earnings	1,962	1,897	1,987	2,055	1,956	1,866	1,773	1,676	1,956	1,683
Total Shareholders' equity	**3,901**	**3,834**	**3,915**	**4,127**	**4,116**	**4,024**	**3,924**	**3,823**	**4,116**	**3,828**
Total Liabilities & Shareholders' Equity	**$ 74,611**	**$ 72,097**	**$ 74,670**	**$ 75,767**	**$ 75,966**	**$ 73,127**	**$ 76,628**	**$ 75,246**	**$ 75,966**	**$ 75,827**
Mortgage securization	$ 4,729	$ 5,063	$ 5,161	$ 5,153	$ 5,343	$ 5,174	$ 5,272	$ 5,271	$ 5,343	$. 5,154
Credit card securization	$ 1,200	$ 950	$ 950	$ 950	$ 950	$ 900	$ 900	$ 900	$ 950	$ 900
Consumer loans securization	$ 348	$ 417	$ 534	$ 591	$ 687	$ 499	$ 586	$ 670	$ 687	$ -
Direct loans securization	$ 515	$ 515	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mutual funds	$ 9,440	$ 5,081	$ 5,279	$ 5,101	$ 4,808	$ 4,622	$ 4,481	$ 4,375	$ 4,808	$ 4,362
Securities - excess of market value over book	$ (10)	$ (8)	$ (61)	$ (3)	$ (27)	$ (39)	$ (13)	$ 17	$ (27)	$ 17
Number of shares outstanding (000's)	182,596	183,256	185,109	190,500	190,331	190,230	189,822	189,607	190,331	189,474
Domestic Gap < 1 year	(177)	578	951	4,369	(191)	573	(303)		(191)	
> 1 year	3,409	2,587	2,203	(1,178)	3,132	2,541	3,309		3,132	

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2002				2001				End Of Year		
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2000
Opening balance	3,834	3,915	4,127	4,116	4,024	3,924	3,823	3,828	4,116	3,828	3,301
Prior period adjustments	-	-	-	-	(9)	-	-	(68)	-	(77)	-
Issuance (redemption) of common shares	2	9	(44)	4	2	6	4	3	(29)	15	12
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	175
Redemption of preferred shares, Serie 10 and 11	-	-	(100)	(92)	-	-	-	-	(192)	-	-
Net income	135	26	122	146	142	143	140	138	429	563	509
Dividends on common shares	(45)	(43)	(46)	(40)	(41)	(39)	(40)	(36)	(174)	(156)	(142)
Dividends on preferred shares	(4)	(5)	(5)	(7)	(8)	(9)	(9)	(9)	(21)	(35)	(28)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13	(1)	-	(1)	-	(1)	-	(1)	-	(2)	(2)	(1)
Gain (losses) on redemption of subordinated debenture, net of income taxes	-	-	-	-	-	-	-	(28)	-	(28)	-
Share issuance expenses, net of income taxes	-	-	-	-	1	(1)	1	(1)	-	-	(2)
Unrealized foreign exchange losses, net of income taxes	-	-	(2)	-	6	-	6	(4)	(2)	8	4
Premium paid on common shares purchased for cancellation	(20)	(68)	(136)	-	-	-	-	-	(224)	-	-
Closing balance	3,901	3,834	3,915	4,127	4,116	4,024	3,924	3,823	3,901	4,116	3,828
Shareholders' equity											
Preferred shares	300	300	300	400	492	492	492	492	300	492	492
Common shares	1,639	1,637	1,628	1,672	1,668	1,666	1,659	1,655	1,639	1,668	1,653
Retained earnings	1,962	1,897	1,987	2,055	1,956	1,866	1,773	1,676	1,962	1,956	1,683
Closing balance	3,901	3,834	3,915	4,127	4,116	4,024	3,924	3,823	3,901	4,116	3,828

(millions of dollars)

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2002	Total 2001
as at October 31, 2002									
Assets under administration									
Institutional	32,716	3,308	-	788	-	-	-	36,812	34,838
Personal	-	54,883	-	-	-	5,458	-	60,341	52,360
Mutual funds	6,090	7	5,160	4,280	-	-	-	15,537	10,193
Mortgage loans sold to third parties	-	-	-	-	-	-	4,778	4,778	6,682
Total assets under administration	**38,806**	**58,198**	**5,160**	**5,068**	**-**	**5,458**	**4,778**	**117,468**	**104,073**
Assets under management									
Personal	2,111	-	-	-	-	-	-	2,111	1,974
Managed portfolios	-	1,270	-	-	9,527	2,065	-	12,862	11,859
Mutual funds	-	-	-	-	8,296	-	-	8,296	6,507
Total assets under management	**2,111**	**1,270**	**-**	**-**	**17,823**	**2,065**	**-**	**23,269**	**20,340**
Total assets under administration / management	**40,917**	**59,468**	**5,160**	**5,068**	**17,823**	**7,523**	**4,778**	**140,737**	**124,413**

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	2001	2000
as at October 31, 2001									
Assets under administration									
Institutional	31,566	3,272	-	-	-	-	-	34,838	32,225
Personal	-	47,480	-	-	-	4,880	-	52,360	51,194
Mutual funds	5,368	17	4,808	-	-	-	-	10,193	8,181
Mortgage loans sold to third parties	-	1,109	-	-	-	-	5,573	6,682	6,041
Total assets under administration	**36,934**	**51,878**	**4,808**	**-**	**-**	**4,880**	**5,573**	**104,073**	**97,641**
Assets under management									
Personal	1,974	-	-	-	-	-	-	1,974	2,630
Managed portfolios	-	1,755	-	-	8,014	2,090	-	11,859	13,349
Mutual funds	-	-	-	-	6,507	-	-	6,507	4,362
Total assets under management	**1,974**	**1,755**	**-**	**-**	**14,521**	**2,090**	**-**	**20,340**	**20,341**
Total assets under administration / management	**38,908**	**53,633**	**4,808**	**-**	**14,521**	**6,970**	**5,573**	**124,413**	**117,982**

GROSS IMPAIRED LOANS

($ millions)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	End Of Year 2001	End Of Year 2000
RETAIL	$89.6	$102.6	$138.2	$159.8	$251.4	$241.6	$237.1	$256.4	$251.4	$240.6
COMMERCIAL	225.9	265.1	258.2	275.7	398.5	371.1	369.9	422.7	398.5	445.4
CORPORATE	73.3	166.0	167.0	37.4	43.5	54.7	56.7	48.2	43.5	89.2
REAL ESTATE										
-Canada	83.2	74.0	69.6	69.8	70.4	87.7	64.2	71.3	70.4	78.0
-United States	-	-	0.4	0.5	3.7	3.5	3.5	12.4	3.7	12.9
Total Real Estate	83.2	74.0	70.0	70.3	74.1	91.2	67.7	83.7	74.1	90.9
DISCONTINUED OPERATIONS	-	-	-	-	148.7	173.4	183.6	106.1	148.7	73.3
TREASURY	4.6	4.6	5.2	5.3	5.3	5.1	5.1	5.0	5.3	6.2
OTHER	2.5	2.9	8.2	11.5	10.5	9.6	9.7	11.7	10.5	11.2
GENERAL ALLOWANCE	-	-	-	-	-	-	-	-	-	-
PRIVATE RISKS	**479.1**	**615.2**	**646.8**	**560.0**	**932.0**	**946.7**	**929.8**	**933.8**	**932.0**	**956.8**
DESIGNATED COUNTRIES	24.0	24.3	23.3	8.5	38.2	35.7	35.8	36.2	38.2	34.7
TOTAL	**$503.1**	**$639.5**	**$670.1**	**$568.5**	**$970.2**	**$982.4**	**$965.6**	**$970.0**	**$970.2**	**$991.5**
AS A % OF LOANS AND ACCEPTANCES	**1.1%**	**1.5%**	**1.5%**	**1.3%**	**2.0%**	**2.1%**	**2.0%**	**2.0%**	**2.0%**	**2.0%**

	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	End Of Year 2002	End Of Year 2001	End Of Year 2000
Opening balance	640	670	568	970	983	966	970	992	970	992	1,016
Write-off	(154)	(64)	(80)	(332)	(98)	(71)	(97)	(101)	(630)	(367)	(257)
Formation	17	34	182	123	85	88	93	79	356	345	233
Transfert to assets held for disposal	-	-	-	(193)	-	-	-	-	(193)	-	-
Closing balance	503	640	670	568	970	983	966	970	503	970	992

NET IMPAIRED LOANS

	2002				2001				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
RETAIL	$59.4	$65.5	$81.6	$95.8	$210.7	$200.6	$191.4	$207.4	$210.7	$193.7
COMMERCIAL	99.2	122.7	129.2	143.9	210.4	178.1	185.4	211.1	210.4	232.6
CORPORATE	36.1	49.0	53.2	20.0	14.5	23.2	25.3	23.1	14.5	23.1
REAL ESTATE										
-Canada	44.0	36.6	39.7	39.0	29.2	47.5	23.4	19.3	29.2	26.0
-United States	-	-	-	-	2.8	2.6	2.6	11.5	2.8	11.9
Total Real Estate	44.0	36.6	39.7	39.0	32.0	50.1	26.0	30.8	32.0	37.9
DISCONTINUED OPERATIONS	-	-	-	-	117.3	125.3	145.5	77.2	117.3	51.9
TREASURY	3.0	2.8	2.7	2.8	2.8	2.8	2.8	2.6	2.8	2.7
OTHER	2.2	2.1	4.3	5.6	3.3	1.4	1.5	1.4	3.3	1.7
GENERAL ALLOWANCE	(405.0)	(405.0)	(405.0)	(435.0)	(500.0)	(500.0)	(500.0)	(500.0)	(500.0)	(500.0)
PRIVATE RISKS	**(161.1)**	**(126.3)**	**(94.3)**	**(127.9)**	**91.0**	**81.5**	**77.9**	**53.6**	**91.0**	**43.6**
DESIGNATED COUNTRIES	1.9	1.9	1.9	-	-	-	-	-	-	-
TOTAL	**$(159.2)**	**$(124.4)**	**$(92.4)**	**$(127.9)**	**$91.0**	**$81.5**	**$77.9**	**$53.6**	**$91.0**	**$43.6**
AS A % OF LOANS AND ACCEPTANCES	**-0.4%**	**-0.3%**	**-0.2%**	**-0.3%**	**0.2%**	**0.2%**	**0.2%**	**0.1%**	**0.2%**	**0.1%**

Real Estate	2002				2001			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
CANADA	$475.0	$448.0	$433.0	$446.0	$434.0	$442.0	$443.0	$462.0
UNITED STATES	69.0	69.0	93.0	107.0	111.0	107.0	108.0	116.0
GROSS TOTAL	**544.0**	**517.0**	**526.0**	**553.0**	**545.0**	**549.0**	**551.0**	**578.0**
ALLOWANCE FOR LOAN IMPAIRMENT								
- CANADA.	37.2	37.4	29.9	30.8	41.2	40.2	40.8	52.0
- U.S.A.	-	-	0.4	0.5	0.9	0.1	0.9	0.9
ALLOWANCE FOR LOAN IMPAIRMENT	**37.2**	**37.4**	**30.3**	**31.3**	**42.1**	**40.3**	**41.7**	**52.9**
NET	**$506.8**	**$479.6**	**$495.7**	**$521.7**	**$502.9**	**$508.7**	**$509.3**	**$525.1**

Telecom	2002				2001			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cable	$126	$122	$119	$110	$169	$196	$206	$199
% investment grade	*31.75%*	*29.76%*	*30.87%*	*24.73%*	*51.00%*	*46.73%*	*52.85%*	
% non-investment	*68.25%*	*70.24%*	*69.13%*	*75.27%*	*49.00%*	*53.27%*	*47.15%*	
% of loans and BA's	*0.29%*	*0.27%*	*0.27%*	*0.25%*	*0.35%*	*0.41%*	*0.43%*	*0.41%*
Wireless and Wireline	152	244	243	366	402	335	316	292
% investment grade	*25.66%*	*42.46%*	*36.41%*	*63.21%*	*60.00%*	*72.48%*	*65.86%*	
% non-investment	*74.34%*	*57.54%*	*63.59%*	*36.79%*	*40.00%*	*27.52%*	*34.14%*	
% of loans and BA's	*0.35%*	*0.56%*	*0.54%*	*0.83%*	*0.84%*	*0.71%*	*0.66%*	*0.59%*
Total	278	366	362	476	571	531	522	491
% investment grade	*28.42%*	*38.22%*	*34.59%*	*54.32%*	*57.33%*	*62.98%*	*60.72%*	*64.80%*
% non-investment	*71.58%*	*61.78%*	*65.41%*	*45.68%*	*42.67%*	*37.02%*	*39.28%*	*35.20%*
% of loans and BA's	*0.63%*	*0.84%*	*0.81%*	*1.08%*	*1.19%*	*1.12%*	*1.09%*	*1.00%*

Electric Power and Power Generation	2002				2001			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Regulated Utilities	$2							
% investment grade	*100.00%*							
% non-investment	*0.00%*							
% of loans and BA's	*0.00%*							
Generation Projects with PPA's	178							
% investment grade	*37.64%*							
% non-investment	*62.36%*							
% of loans and BA's	*0.41%*							
Other Generation Projects	29							
% investment grade	*34.48%*							
% non-investment	*65.52%*							
% of loans and BA's	*0.07%*							
Total	209							
% investment grade	*37.80%*							
% non-investment	*62.20%*							
% of loans and BA's	*0.48%*							

	2002				2001			
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity	$3,601	$3,534	$3,615	$3,727	$3,623	$3,532	$3,431	$3,331
Non-cum. preferred shares, permanent	300	300	300	400	492	492	492	492
Non-controlling interest	19	18	17	18	11	12	12	11
Innovative instruments	467	475	471	476	477	460	461	450
Less: goodwill	661	352	284	284	305	309	314	319
Total Tier I	**$3,726**	**$3,975**	**$4,119**	**$4,337**	**$4,298**	**$4,187**	**$4,082**	**$3,965**
Tier II capital								
Cumulative preferred shares	$-	$-	$-	$-	$-	$-	$-	$-
Bank debentures	1,524	1,540	1,570	1,585	1,595	1,584	1,586	1,573
General provision	340	341	338	341	391	330	335	338
Total Tier II	**$1,864**	**$1,881**	**$1,908**	**$1,926**	**$1,986**	**$1,914**	**$1,921**	**$1,911**
Other deductions	296	297	407	431	408	414	429	417
TOTAL CAPITAL	**$5,294**	**$5,559**	**$5,620**	**$5,832**	**$5,876**	**$5,687**	**$5,574**	**$5,459**
Risk-adjusted balance sheet items								
Cash resources	$1,421	$1,405	$1,702	$1,915	$1,187	$892	$1,282	$1,215
Securities	2,336	2,213	2,215	2,433	2,686	2,125	1,939	2,296
Mortgage loans	3,971	3,787	3,601	3,634	3,486	3,313	3,089	2,963
Other loans	19,818	20,683	19,733	19,530	23,421	23,831	24,115	24,327
Other assets	5,117	4,568	4,900	4,935	6,572	6,157	6,299	6,230
Total Risk-adjusted balance sheet items	**$32,663**	**$32,656**	**$32,151**	**$32,447**	**$37,352**	**$36,318**	**$36,724**	**$37,031**
Risk-adjusted off-balance sheet items								
Commitments to extend credit								
L/G, L/C and trans.-related contingent	750	802	984	816	1,180	1,233	1,199	1,130
Commitments to extend credit	3,873	3,901	3,961	4,086	4,415	4,512	4,464	4,503
Interest rate contracts	161	119	101	110	106	83	116	127
Foreign exchange contracts	221	283	261	322	374	282	409	319
Equity-linked contracts	96	51	68	85	70	184	125	119
Commodity	65	64	58	57	78	171	154	127
Total Risk-adjusted off-balance sheet items	**$5,166**	**$5,220**	**$5,433**	**$5,476**	**$6,223**	**$6,465**	**$6,467**	**$6,325**
Risk-adjusted market risk items	$1,149	$1,164	$1,086	$1,061	$1,121	$1,302	$1,537	$1,830
TOTAL RISK-ADJUSTED ASSETS	**$38,978**	**$39,040**	**$38,670**	**$38,984**	**$44,696**	**$44,085**	**$44,728**	**$45,186**
Risk-adjusted ratios								
Tier I	9.6%	10.2%	10.7%	11.1%	9.6%	9.5%	9.1%	8.8%
Total	13.6%	14.2%	14.5%	15.0%	13.1%	12.9%	12.5%	12.1%

(millions of dollars)

	2002				2001				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
FOREIGN EXCHANGE RELATED CONTRACTS										
Swaps	41,174	41,789	41,438	43,935	31,278	36,344	46,581	36,767	31,278	32,196
Options - purchased	7,607	7,366	6,246	8,374	9,636	8,878	9,373	7,755	9,636	6,901
- sold	7,096	7,667	5,305	7,593	8,075	7,470	8,696	6,976	8,075	6,609
Futures	7,340	7,567	6,855	8,877	8,854	5,066	3,834	5,954	8,854	10,484
Total Notional Amount	*63,217*	*64,389*	*59,844*	*68,779*	*57,843*	*57,758*	*68,484*	*57,452*	*57,843*	*56,190*
Replacement cost (1)	314	430	302	419	538	382	651	517	538	560
Future credit risk	502	517	490	614	602	522	590	548	602	506
Credit equivalent (2)	815	947	792	1,033	1,141	904	1,241	1,065	1,141	1,066
Risk-weighted equivalent	221	283	261	322	374	282	410	319	374	331
INTEREST RATE RELATED CONTRACTS										
Swaps	67,820	63,871	69,890	72,202	64,011	66,305	63,285	61,701	64,011	58,056
Options - purchased	33,917	33,988	35,239	31,786	30,351	26,427	58,207	76,837	30,351	64,074
- sold	59,700	31,929	35,669	40,629	53,561	37,294	76,231	90,038	53,561	70,527
Futures	8,561	2,962	5,727	5,004	4,531	4,248	3,226	11,176	4,531	10,504
Total Notional Amount	*169,998*	*132,750*	*146,525*	*149,621*	*152,454*	*134,274*	*200,949*	*239,752*	*152,454*	*203,161*
Replacement cost (1)	579	458	314	354	392	247	390	374	392	275
Future credit risk	140	134	128	125	112	114	108	117	112	104
Credit equivalent (2)	720	592	442	479	504	361	499	491	504	380
Risk-weighted equivalent	161	119	101	109	106	83	116	127	106	84
FINANCIAL FUTURES										
Total Notional Amount	*14,273*	*9,939*	*16,762*	*13,286*	*17,520*	*38*	*707*	*10,543*	*17,520*	*11,979*
EQUITY AND COMMODITY CONTRACTS										
Total Notional Amount	*5,044*	*3,621*	*4,086*	*13,901*	*7,759*	*13,958*	*16,540*	*15,075*	*7,759*	*23,063*
Replacement cost (1)	345	104	130	143	133	378	320	277	133	102
Future credit risk	257	249	231	690	325	468	366	328	325	376
Credit equivalent (2)	602	353	361	833	458	846	686	605	458	478
Risk-weighted equivalent	161	116	127	143	148	355	279	246	148	187
TOTAL DERIVATIVES										
Total Notional Amount	*252,532*	*210,699*	*227,217*	*245,587*	*235,576*	*206,028*	*286,680*	*322,822*	*235,576*	*294,393*
Replacement cost (1)	1,238	992	746	916	1,063	1,007	1,361	1,168	1,063	937
Future credit risk	899	900	849	1,429	1,039	1,104	1,064	993	1,039	986
Credit equivalent (2)	2,137	1,892	1,595	2,345	2,103	2,111	2,426	2,161	2,103	1,924
Risk-weighted equivalent	543	518	489	574	628	720	805	692	628	602

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)	A1	A1	A1	A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)	A	A	A	A	A	A	A	A
DBRS (Debentures)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)	A+	A+	A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Informations								
High	$ 32.50	$ 33.73	$ 34.93	$ 30.07	$ 30.20	$ 30.60	$ 31.00	$ 29.00
Low	$ 27.00	$ 29.01	$ 29.14	$ 24.70	$ 24.25	$ 25.20	$ 26.05	$ 23.00
Close	$ 29.39	$ 31.60	$ 33.40	$ 30.00	$ 24.25	$ 29.97	$ 26.45	$ 29.00
Number of registered shareholders	28,549	28,750	29,101	29,476	29,708	29,971	30,267	30,535
Valuation								
Market Capitalization (in millions of $)	$ 5,366	$ 5,791	$ 6,183	$ 5,715	$ 4,616	$ 5,701	$ 5,021	$ 5,499
P/E Ratio (Trailing 4 Quarters)	13.48	14.50	12.10	10.60	8.72	11.02	9.94	11.03
Market price/Book value	1.49	1.64	1.71	1.53	1.27	1.61	1.46	1.65
Dividend payout (trailing 4 quarters)	42.66%	41.28%	31.52%	29.68%	29.50%	28.78%	28.06%	27.34%
Dividend yield (annualized)	3.27%	3.04%	2.87%	2.80%	3.46%	2.80%	3.18%	2.62%

The Common Shares of the Bank as well as the First Preferred Shares, Series 11, 12 and 13 are listed on the Toronto and Vancouver stock exchanges.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follow:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 12	NA.PR.I	Natl Bk 12
Series 13	NA.PR.J	Natl Bk 13

VaR - Global Trading - Q3 2002 to Q4 2002
(Maximum 1-day loss at 99%)


7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
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1-May-02
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29-May-02
12-Jun-02
26-Jun-02
10-Jul-02
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16-Oct-02